UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                     -------

                           ContiFinancial Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   21075V 10 7
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of common stock reported herein is 36,313,121, or 77.68% of the Issuer's shares outstanding. All ownership percentages set forth herein assume that there are 46,749,435 shares outstanding, and ownership figures are reported as of 12/31/98.

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.


    Continental Grain Company
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[x]

--------------------------------------------------------------------------------
(3) SEC Use Only


--------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power:
Beneficially                                                          36,276,121
Owned by                            --------------------------------------------
Each Reporting                      (6) Shared Voting Power:
Person With                                                                  -0-
                                    --------------------------------------------
                                    (7) Sole Dispositive Power:
                                                                      36,276,121
                                    --------------------------------------------
                                    (8) Shared Dispositive Power:
                                                                             -0-
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

    36,276,121
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]


--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     77.60%

--------------------------------------------------------------------------------
(12) Type of Reporting Person

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.

    Paul J. Fribourg

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[x]

--------------------------------------------------------------------------------
(3) SEC Use Only


--------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

    USA
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power:
Beneficially                                                              37,000
Owned by                            --------------------------------------------
Each Reporting                      (6) Shared Voting Power:
Person With                                                           36,276,121
                                    --------------------------------------------
                                    (7) Sole Dispositive Power:
                                                                          37,000
                                    --------------------------------------------
                                    (8) Shared Dispositive Power:
                                                                      36,276,121
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

    36,313,121
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]


--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     77.68%

--------------------------------------------------------------------------------
(12) Type of Reporting Person

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.

    Michel Fribourg

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[x]


--------------------------------------------------------------------------------
(3) SEC Use Only


--------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

    USA
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power:
Beneficially                                                              17,000
Owned by                            --------------------------------------------
Each Reporting                      (6) Shared Voting Power:
Person With                                                                  -0-
                                    --------------------------------------------
                                    (7) Sole Dispositive Power:
                                                                          17,000
                                    --------------------------------------------
                                    (8) Shared Dispositive Power:
                                                                             -0-
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

    17,000
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]


--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     0.04%
--------------------------------------------------------------------------------
(12) Type of Reporting Person

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.

    Mary Ann Fribourg

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[x]


--------------------------------------------------------------------------------
(3) SEC Use Only


--------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

    USA
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power:
Beneficially                                                                 -0-
Owned by                            --------------------------------------------
Each Reporting                      (6) Shared Voting Power:
Person With                                                           36,276,121
                                    --------------------------------------------
                                    (7) Sole Dispositive Power:
                                                                             -0-
                                    --------------------------------------------
                                    (8) Shared Dispositive Power:
                                                                      36,276,121
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

    36,276,121
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]


--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     77.60%
--------------------------------------------------------------------------------
(12) Type of Reporting Person
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.

    Donald L. Staheli

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[x]


--------------------------------------------------------------------------------
(3) SEC Use Only


--------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

    USA
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power:
Beneficially                                                              45,000
Owned by                            --------------------------------------------
Each Reporting                      (6) Shared Voting Power:
Person With                                                                  -0-
                                    --------------------------------------------
                                    (7) Sole Dispositive Power:
                                                                          45,000
                                    --------------------------------------------
                                    (8) Shared Dispositive Power:
                                                                             -0-
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

    45,000
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]


--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     0.10%
--------------------------------------------------------------------------------
(12) Type of Reporting Person

     IN
--------------------------------------------------------------------------------

Item 1(a).   NAME OF ISSUER:  ContiFinancial Corporation


Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
             OFFICES:         277 Park Avenue
                              New York, NY 10172


Item 2(a).   NAMES OF PERSONS FILING:

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the Act), the undersigned hereby file this Schedule 13G Statement on behalf of Continental Grain Company, a Delaware corporation, Paul J. Fribourg, Michel Fribourg, Mary Ann Fribourg and Donald L. Staheli(collectively, the Reporting Persons).

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE:
             Continental Grain Company
             277 Park Avenue
             New York, NY 10172

             Paul J. Fribourg
             C/o Continental Grain Company
             277 Park Avenue
             New York, NY 10172

             Michel Fribourg
             C/o Continental Grain Company
             277 Park Avenue
             New York, NY 10172

             Mary Ann Fribourg
             C/o Continental Grain Company
             277 Park Avenue
             New York, NY 10172

             Donald L. Staheli
             39 Locust Street
             New Canaan, CT 06840

Item 2(c).   CITIZENSHIP:
             Continental Grain Company: Delaware
             Paul J. Fribourg: USA
             Michel Fribourg: USA
             Mary Ann Fribourg: USA
             Donald L. Staheli: USA

Item 2(d).   TITLE OF CLASS OF SECURITIES: Common Stock,
             Par Value $0.01 Per Share

Item 2(e).   CUSIP NUMBER:    21075V 10 7


Item 3       IF THIS STATEMENT IS FILED PURSUANT TO RULES
             13d-1(b), OR 13d-2(b), CHECK WHETHER THE
             PERSON FILING IS:

             (a)[ ] a Broker or Dealer registered under section 15 of the Act

             (b)[ ] a Bank as defined in section 3(a)(6) of the Act

             (c)[ ] an Insurance Company as defined in section 3(a)(19) of the
                    Act

             (d)[ ] an Investment Company registered under section 8 of the
                    Investment Company Act

             (e)[ ] any person registered as an Investment Adviser under section 203 of the Investment Advisers Act of 1940 or under the laws of any state

             (f)[ ] an Employee Benefit Plan as defined in section 3(3) of the
                    Employee Retirement Income Security Act of 1974, as amended, ("ERISA") that is subject to the provisions of ERISA, or any such plan that is not subject to ERISA that is maintained primarily for the benefit of the employees of a state or local instrumentality, or an Endowment Fund

             (g)[ ] a Parent Holding Company or Control Person, provided the aggregate amount held directly by the Parent or Control Person, and directly and indirectly by their subsidiaries or affiliates that are not persons specified in ss.240.13d-1(b)(1)(ii)(A)-(I), does not exceed one percent of the securities of the subject class

             (h)[ ] a Savings Association as defined in section 3(b) of the
                    Federal Deposit Insurance Act

             (i)[ ] a Church Plan that is excluded from the definition of an
                    Investment Company under section 3(c)(14) of the Investment Company Act of 1940

             (j)[ ] a Group, provided that all the members are persons
                    specified in ss.240.13d-1(b)(1)(ii)(A)-(I)


    Item 4.  OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    (a)-(b)  AMOUNT BENEFICIALLY OWNED and PERCENT OF
             CLASS:

     Continental Grain Company: Continental Grain Company beneficially owns, pursuant to rule 13d-3 of the Act, 36,276,121 shares, or 77.60%, of the Issuer's common stock.

     Paul J. Fribourg: Because of his position as President and Chief Executive Officer of Continental Grain Company, and because of his position as general partner of the Paul Fribourg Family L.P. (the "Family L.P."), Paul J. Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 36,313,121 shares of the Issuer's common stock in the aggregate, which constitutes approximately 77.68% of the Issuer's outstanding shares of common stock. Pursuant to Rule 13-d(4) of the Act, Paul J. Fribourg disclaims beneficial ownership of the shares of the Issuer's common stock owned by Continental Grain Company and the Family L.P., except to the extent of his pecuniary interest therein.

     Michel Fribourg: Michel Fribourg beneficially owns 17,000 shares of the Issuer's common stock in the aggregate, which constitutes approximately 0.04% of the Issuer's outstanding shares of common stock.

     Mary Ann Fribourg: Because of her position as a controlling shareholder of Continental Grain Company, Mary Ann Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 36,276,121 shares of the Issuer's common stock in the aggregate, which constitutes approximately 77.60% of the Issuer's outstanding shares of common stock. Pursuant to Rule 13-d(4) of the Act, Mary Ann Fribourg disclaims beneficial ownership of the shares of the Issuer's common stock owned by Continental Grain Company, except to the extent of her pecuniary interest therein.

     Donald L. Staheli: Donald L. Staheli beneficially owns 45,000 shares of the Issuer's common stock in the aggregate, which constitutes approximately 0.10% of the Issuer's outstanding shares of common stock.


     (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     Continental Grain Company: Continental Grain Company has the sole power to vote or direct the vote and to dispose or direct the disposition of 36,276,121 shares of the Issuer's common stock.

     Paul J. Fribourg: As the President and Chief Executive Officer of Continental Grain Company, Paul J. Fribourg has the shared power to vote or direct the vote and to dispose or direct the disposition of 36,276,121 shares of the Issuer's common stock. As the general partner of the Family L.P., Paul J. Fribourg has the sole power to vote or direct the vote and to dispose or direct the disposition of 37,000 shares of the Issuer's common stock.

     Michel Fribourg: As an individual shareholder, Michel Fribourg has the sole power to vote or direct the vote and to dispose or direct the disposition of 17,000 shares of the Issuer's common stock.

     Mary Ann Fribourg: As a controlling shareholder of Continental Grain Company, Mary Ann Fribourg, who is the spouse of Michel Fribourg, a director of Continental Grain Company, has the shared power to vote or direct the vote and to dispose or direct the disposition of 36,276,121 shares of the Issuer's common stock.

     Donald L. Staheli: As an individual shareholder, Donald L. Staheli has the sole power to vote or direct the vote and to dispose or direct the disposition of 45,000 shares of the Issuer's common stock.


Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[X]

     Michel Fribourg: Michel Fribourg, a director of Continental Grain Company and the spouse of Mary Ann Fribourg, ceased to be a controlling shareholder of Continental Grain Company in 1997 and thus has ceased to have shared voting and shared dispositive power of more than 5% of the outstanding common stock of the Issuer.

     Donald L. Staheli: Donald L. Staheli retired as Chief Executive Officer of Continental Grain Company in 1998 and thus has ceased to have shared voting and shared dispositive power of more than 5% of the outstanding common stock of the Issuer.


Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No person other than the Reporting Persons has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's common stock owned by them.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     The information requested in Item 7 is inapplicable to this filing.


Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(d) and 13d- 1(k)(1). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d- 1(k)(1)(iii) is attached hereto as Exhibit A.


Item 9.      NOTICE OF DISSOLUTION OF GROUP.

     It is inapplicable for the purposes herein to provide notice of the dissolution of a group.


Item 10.     CERTIFICATION.

     Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            Date: February 11, 1999

                                            Continental Grain Company

                                            By:/s/ Paul J. Fribourg
                                               ---------------------------------
                                            Name: Paul J. Fribourg
                                            Title: President and
                                            Chief Executive Officer

                                               /s/ Paul J. Fribourg
                                               ---------------------------------
                                                       Paul J. Fribourg

                                               /s/ Michel Fribourg
                                               ---------------------------------
                                                       Michel Fribourg

                                               /s/ Mary Ann Fribourg
                                               ---------------------------------
                                                       Mary Ann Fribourg

                                               /s/ Donald L. Staheli
                                               ---------------------------------
                                                       Donald L. Staheli

Exhibit A:

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in their capacities set forth hereinbelow.

                                            Date: February 11, 1999

                                            Continental Grain Company

                                            By:/s/ Paul J. Fribourg
                                               ---------------------------------
                                            Name: Paul J. Fribourg
                                            Title: President and
                                            Chief Executive Officer

                                               /s/ Paul J. Fribourg
                                               ---------------------------------
                                                       Paul J. Fribourg

                                               /s/ Michel Fribourg
                                               ---------------------------------
                                                       Michel Fribourg

                                               /s/ Mary Ann Fribourg
                                               ---------------------------------
                                                       Mary Ann Fribourg

                                               /s/ Donald L. Staheli
                                               ---------------------------------
                                                       Donald L. Staheli